SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MusclePharm Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

627335102
(CUSIP Number)

02/14/2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TSX Holdings, LLC (27-5405806)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 61,542,939
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 61,542,939
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,542,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Five Star Holdings, LLC (27-1735422)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Las Vegas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 61,542,939
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 61,542,939
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,542,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Drew Ciccarelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 61,542,939
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 61,542,939
	8	SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,542,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 4 of 9 Pages

Item 1	(a)	Name of Issuer:

MusclePharm Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

4271 Ironton Street, Building A
Denver, CO 90839

Item 2	(a)	Name of Person Filing:

This statement is filed by Drew Ciccarelli (“Mr. Ciccarelli”) with respect to shares of common stock, $0.001 par value per share, of the issuer beneficially owned by Mr. Ciccarelli., TSX Holdings, LLC, Five Star Consulting, LLC with respect to the shares beneficially owned by Mr. Ciccarelli.

(b)	Address of Principal Office, or if None, Residence:

Mr. Ciccarelli’s address is as follows:

136 Wappoo Creek Drive

Charleston, SC 29412

Five Star Consulting, LLC’s address is as follows:

681 Castle Pinkney Dr

Charleston, SC 29412

TSX Holdings, LLC’s address is as follows:

681 Castle Pinkney Dr

Charleston, SC 29412

(c)	Citizenship:

Mr. Ciccarelli is a United States citizen

Five Star Consulting, LLC is a Las Vegas limited liability company

TSX Holdings, LLC is a South Carolina limited liability company

(d)	Title of Class of Securities:

 Common Stock, $0.001 par value per share

(e)	CUSIP Number:

627335102

Page 5 of 9 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of cover pages

(b)	Percent of Class: See Item 11 of the cover pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: see Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

For purposes of calculating the percent of class, the reporting persons has assumed that there were a total of 619,445,423 shares of common stock outstanding immediately subsequent to the issuance of the shares, such that the 61,542,939 shares of common stock issued to the reporting person represent approximately 9.94% of the class subsequent to such issuance.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Page 6 of 9 Pages

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012		TSX Holings, LLC

	By:	/s/ Drew Ciccarelli
		Name:	Drew Ciccarelli
		Its:	Managing Director

Dated: February 15, 2012		Five Star Consulting, LLC

	By:	/s/ Drew Ciccarelli
		Name:	Drew Ciccarelli
		Its:	Managing Director

Dated: February 15, 2012		s/ Drew Ciccarelli
Drew Ciccarelli

Page 8 of 9 Pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement among TSX Holdings, LLC, Five Star Consulting, LLC and Drew Ciccarelli

Page 9 of 9 Pages